SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Enphase Energy, Inc.

(Name of Company)

Common Stock, $0.00001 per share

(Title of Class of Securities)

29355A107
(CUSIP Number)

Joshua L. Targoff
Third Point LLC
390 Park Avenue, 19th Floor
New York, NY 10022
(212) 715-3880

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)
Manuel A. Miranda, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8747

September 28, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29355A107	Page 2 of 8 Pages
1	NAME OF REPORTING PERSON Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 6,283,088
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 6,283,088
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,283,088
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)* OO

CUSIP No. 29355A107	Page 3 of 8 Pages
1	NAME OF REPORTING PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 423,684
8	SHARED VOTING POWER 6,283,088
9	SOLE DISPOSITIVE POWER 423,684
10	SHARED DISPOSITIVE POWER 6,283,088
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,706,772
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)* IN

CUSIP No. 29355A107	Page 4 of 8 Pages
1	NAME OF REPORTING PERSON Third Point Offshore Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 3,521,449
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,521,449
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,521,449
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)* PN

CUSIP No. 29355A107	Page 4 of 8 Pages
1	NAME OF REPORTING PERSON Third Point Advisors II L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 4,255,063
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 4,255,063
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,255,063
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)* OO

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed with respect to the Common Stock, par value $0.00001 per share (the “Common Stock”), of Enphase Energy, Inc., a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed on April 9, 2012 (as amended by Amendment No. 1 thereto filed on August 21, 2014, the “Schedule 13D”).

This Amendment No. 2 is being filed on behalf of Third Point LLC, a Delaware limited liability company (the “Management Company”), Daniel S. Loeb, an individual (“Mr. Loeb”), Third Point Offshore Master Fund, L.P., a Cayman Islands exempted limited partnership (“Offshore Master”), and Third Point Advisors II L.L.C., a Delaware limited liability company (“Third Point Advisors, and together with the Management Company, Mr. Loeb, and Offshore Master, the “Reporting Persons”).

The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, including, but not limited to, Offshore Master, the “Funds”).  Third Point Advisors serves as the general partner of certain of the Funds, including Offshore Master.  The Management Company and Mr. Loeb may be deemed to have beneficial ownership over shares of Common Stock directly beneficially owned by the Funds, by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

This Amendment No. 2 is being filed to report a change in the percentage ownership of the Reporting Persons as a result of the expiration of warrants and the issuance of additional shares of Common Stock by the Issuer.

This Amendment No. 2 is being filed to amend Item 2 and Item 5 of the Schedule 13D as follows:

Item 2.          Identity and Background.

Item 2 of the Schedule 13D is amended to reflect the following:

(a)          Third Point Advisors is organized as a limited liability company under the laws of Delaware.

(b)          The address of the principal business and principal office of Third Point Advisors is 390 Park Avenue, 18th floor, New York, New York 10022.

(c)          The principal business of Third Point Advisors is to serve as the general partner of certain of the Funds, including Offshore Master.

Item 5.          Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are amended to reflect the following:

(a) As of the date of this Amendment No.2, the Reporting Persons beneficially own an aggregate of 6,706,772 Shares (representing approximately 11.2% of the Issuer’s outstanding Common Stock based upon the 59,743,672 shares of Common Stock outstanding as of September 28, 2016 based on information provided by the Issuer (the “Outstanding Shares”)), of which 423,684 Shares are owned directly by Mr. Loeb and 6,283,088 Shares are owned by the Third Point Funds (including for this purpose, 34,101 shares of Common Stock issuable upon the exercise of warrants). The Shares owned by the Third Point Funds may be deemed to be beneficially owned by the Management Company and Mr. Loeb.

If the Reporting Persons were deemed to be a “group” as defined under Section 13(d) of the Securities Exchange Act of 1934, as amended, such group would be deemed to beneficially own approximately 11.2% of the Outstanding Shares of Common Stock as of the date hereof.

(b) The Management Company as investment manager to the Funds, and Mr. Loeb, as Chief Executive Officer of the Management Company, share with each Fund investment power and voting power with respect to the Shares reported by such Fund. Mr. Loeb also holds Shares over which he has sole investment power and sole voting power.

(c) During the past 60 days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2016	THIRD POINT LLC

	By:	Daniel S. Loeb,
Chief Executive Officer

	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

Dated: September 30, 2016	DANIEL S. LOEB

	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

Dated: September 30, 2016	THIRD POINT OFFSHORE MASTER FUND, LP

	By:	Third Point Advisors LLC,
its general partner

	By:	Daniel S. Loeb,
Managing Member

	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

Dated: September 30, 2016	THIRD POINT ADVISORS II L.L.C.

	By:	Daniel S. Loeb,
Managing Director

/s/ William Song_________________
Name: William Song
Title: Attorney-in-Fact